Exhibit 99.1

Press Release

GasLog Announces Availability of its Annual Report on Form 20-F

For the Year Ended December 31, 2016

MONACO - March 1, 2017 - GasLog Ltd. (GasLog) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, announced today that its Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (the “Annual Report”) has been filed with the U.S. Securities and Exchange Commission and can be accessed on the Company’s website, http://www.gaslogltd.com , in the “Investor Relations” section under “SEC Filings”.

Shareholders may also request a hard copy of the Annual Report, which includes the Company’s complete 2016 audited financial statements, free of charge by contacting Jamie Buckland at:

Email: ir@gaslogltd.com

Phone: +44 203 388 3116

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 27 LNG carriers (22 ships on the water and 5 on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui Co. Ltd. and leased back under a long-term bareboat charter. GasLog’s consolidated fleet now includes nine LNG carriers in operation owned by GasLog’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

Contacts:

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com